Exhibit 99.2

Gogoro Inc.
(the “Company”)
Notice of Annual General Meeting of the Company
Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at Building C, No. 225, Sec. 2, Chang'an E. Rd., Songshan Dist., Taipei City, Taiwan 105, on the 28th day of May 2025 at 9:30 AM Taipei time for the purpose of considering and, if thought fit, passing and approving the following resolution(s):
By Ordinary Resolutions that:
(1)the Board of Directors of the Company be authorized to consolidate the authorized share capital of the Company, comprising both issued and unissued ordinary shares of a nominal or par value of US$0.0001 each, at a ratio ranging from no consolidation to a maximum consolidation ratio of 100:1 (the “Share Consolidation”), with the exact ratio within that range and the exact date to effect the Share Consolidation to be determined by the Board of Directors of the Company, at its discretion, within one year of the date of the AGM and the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued ordinary shares in the capital of the Company;
(2)the adjournment of the AGM by the chairman of the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved; and
(3)each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit, including causing the Company's register of members to be updated and all necessary filings to be made with the Registrar of Companies in the Cayman Islands.
By order of the Board
Tamon Tseng
Chairman of the Board of Directors
Dated: April 28, 2025
* A proxy statement and a proxy card have been included with this Notice.

NOTES
1A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
2A proxy card for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to vote by granting a proxy. Specifically, you may complete and sign the enclosed proxy card in accordance with the instructions printed on it and then return it by mail or by hand to the offices of (i) Continental Stock Transfer & Trust Company, 1 State Street, Floor 30, New York City, N.Y. 10275-0741, Attention: Proxy Services, or (ii) Gogoro Inc., 11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan, Attention: Department of Investor Relations. The proxy card must be returned not later than the close of business on May 26, 2025, Eastern time.
Returning the completed proxy card will not preclude you from attending the AGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.
3If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.
4A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
5The Board of Directors of the Company has fixed the close of business on April 21, 2025 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned meeting thereof.